

15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297



March 24, 2006



VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Earnings press release dated March 20, 2006
2. Distributions press release dated March 20, 2006
3. Audited consolidated financial statements for the period ended December 31, 2005
4. Management's Discussion of Financial Condition and Results of Operations for the period ended December 31, 2005
5. Form 52-109 CEO Certification of Annual Filings
6. Form 52-109 CFO Certification of Annual Filings

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.




XScargo

15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297

March 24, 2006

File Number 82-34949

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Jeff Rootman, CA

Vice-President, Finance and Chief Financial Officer
XS Cargo Income Fund

Enclosures

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: XS CARGO INCOME FUND

TSX SYMBOL: XSC.UN

March 20, 2006

XS Cargo Income Fund Reports 2005 Fourth Quarter and Year End Results

EDMONTON, ALBERTA--(CCNMatthews - March 20, 2006) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) today announced its results for the 2005 fourth quarter and year end, which include record sales and earnings from operations (1). The Fund's audited consolidated year end financial statements and Management's Discussion and Analysis ("MD&A") can be found on XS Cargo's website at www.xscargo.com and or SEDAR at www.sedar.com.

From the commencement of business operations on May 17, 2005 to December 31, 2005 the Fund reported sales of $69.0 million; earnings before non-controlling interest of $9.8 million or $0.82 per unit outstanding; net earnings of $5.0 million or $0.82 per unit and EBITDA (1) of $11.4 million. Distributable cash (1) was $10.9 million or $0.91 per unit compared to distributions declared of $8.4 million or $0.70 per unit, resulting in a payout ratio of 77.4%.

Based on the strength of its financial results, the Fund announced a 10% increase in its monthly distribution to $0.103 per unit ($1.24 per unit on an annualized basis) from $0.094 per unit ($1.12 per unit on an annualized basis). The increase in distributions will be effective for the March distribution, which will be paid on April 15, 2006 to holders of record of trust units on March 31, 2006.

Michael McKenna, President and Chief Executive Officer of the Fund stated, "We are pleased that the business posted record sales and earnings in its first year end as an income fund. During 2005, we successfully opened eight new stores bringing our total to 27 and doubled our distribution infrastructure. Our planned expansion to 70 stores across Canada continues with new store openings scheduled in Sudbury and Barrie, Ontario in March and April respectively."

Highlights for the year (2)

- Sales of $97.4 million, up 23.4% from 2004.

- Gross margin of $36.0 million, up 26.8% from 2004.

- Gross margin percentage of 37.0% compared to 36.0% in 2004.

- Earnings from operations (1) of $15.3 million, up 8.9% from 2004.

- The increase in earnings from operations for the year was achieved despite a significant disruption in supply caused by a trucking strike that shut down the Vancouver port during the third quarter. The supply disruption affected the flow of our merchandise directly imported from China and had a negative impact on sales and earnings during the third and beginning of the fourth quarter.

- Same store sales were down 8.7% from 2004 due primarily to the supply disruption in the third quarter as well as the impact of new stores opening in overlapping trading areas.

- Eight new stores and a new distribution centre in Mississauga, Ontario were opened during the year.

Highlights for the fourth quarter (2)

- Fourth quarter sales of $36.4 million, up 15.6% from the fourth quarter of 2004.

- Fourth quarter gross margin of $13.8 million, up 22.1% from the fourth quarter of 2004.

- Gross margin percentage of 37.8% compared to 36.3% for the fourth quarter of 2004.

- Earnings from operations of $6.7 million, up 7.9% from the fourth quarter of 2004.

- Two new stores were opened during the quarter, in Medicine Hat, Alberta and Surrey, British Columbia.

- Successfully introduced sales of two-year product replacement extended warranty plans ("PRPs") on October 1, 2005. During the three months since implementation, $0.8 million of PRPs were sold, however less than $0.1 million is recognized as revenue during the quarter. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

- Distributable cash (1) of $0.53 per unit compared to distributions declared of $0.28 per unit resulting in a payout ratio of 52.6%. Due to the seasonal nature of our business, approximately 40% of our annual distributable cash (1) is generated in the fourth quarter. Since the Fund declares equal monthly distributions throughout the year, it is expected that distributable cash (1) will exceed distributions declared in the fourth quarter.

The Fund also announced amendments to its available credit facilities. The limit on the Term Loan was increased from $15.0 million to $17.5 million, with the additional $2.5 million available to be drawn at the Fund's option prior to August 2006. The limit on the Demand Revolving Operating Loan was increased from $7.5 million to $10.0 million until July 31, increasing further to $12.5 million during the peak purchasing season between August 1 and December 31. The additional credit facilities will be used to finance additional working capital requirements and capital assets related to store expansion and enable the Fund to make monthly distributions based on its estimate of distributable cash for the year, approximately 40% of which is expected to be generated in the fourth quarter.

Business of the Fund

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 27 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

(1) Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to

income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations have been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

(2) The Fund commenced business operations on May 17, 2005 after acquiring the business from the Vendor. For purposes of the highlights for the year the results of operations of the Fund from May 17, 2005 to December 31, 2005 have been combined with the unaudited results of operations of the Vendor from January 31, 2005 to May 16, 2005. These combined 2005 results are compared to the unaudited results of the Vendor from January 1 to December 31, 2004. For the purposes of the fourth quarter highlights, the results of operations of the Fund from October 1 to December 31, 2005 are compared to the unaudited results of operations of the Vendor from October 1 to December 31, 2004.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

/T/

XS Cargo Income Fund
Consolidated Balance Sheet
December 31, 2005

Assets	
Current	$
Cash	7,442,496
Rebate and other receivables	501,486
Inventory	15,752,388
Deposits on inventory	4,079,482
Prepaid expenses and deposits	612,151
	28,388,003
Deferred charges (Note 7)	124,414
Property and equipment (Note 4)	2,730,783
Intangible assets (Note 5)	7,910,000
Goodwill (Note 3)	101,788,426
	140,941,626
Liabilities	
Current	
Accounts payable and accrued liabilities	7,094,948
Deferred revenue (Note 7)	417,152
Distributions payable to unitholders (Note 9)	572,438
Distributions payable to non-controlling interest (Note 10)	1,000,943
	9,085,481
Term loan (Note 6)	15,000,000
Deferred revenue (Note 7)	352,753
Unamortized lease inducements (Note 8)	142,116
	24,580,350
Non-controlling interest (Note 10)	59,527,529
	84,107,879
Commitments (Note 11)	

Unitholders' Equity	
Fund Units (Note 9)	56,131,876
Cumulative undistributed earnings	701,871
	56,833,747
	140,941,626

XS Cargo Income Fund
Consolidated Statement of Earnings, Cumulative Earnings, and Cumulative Undistributed Earnings
For the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to December 31, 2005

	$
Sales	68,967,157
Cost of sales	42,967,715
Gross margin	25,999,442
Expenses	
Administrative and operating	14,594,401
Amortization of property and equipment	337,148
Amortization of intangible assets	745,000
	15,676,549
	10,322,893
Other expenses	
Interest (Note 6)	504,922
Foreign exchange loss	37,091
	542,013
Earnings before non-controlling interest	9,780,880
Non-controlling interest (Note 10)	4,797,481
Net earnings for the period	4,983,399
Cumulative earnings, beginning of period	-

Cumulative earnings, end of period	4,983,399
Distributions declared during the period	(4,281,528)
Cumulative undistributed earnings, end of period	701,871
Basic and diluted earnings per unit (Note 16)	0.816

XS Cargo Income Fund
Consolidated Statement of Cash Flows
For the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to December 31, 2005

Cash provided by (used for) the following activities	$
Operating activities	
Net earnings for the period	4,983,399
Items not affecting cash	
Non-controlling interest	4,797,481
Amortization of property and equipment	337,148
Amortization of intangible assets	745,000
Unit-based compensation (Note 13)	187,330
Lease inducements received, net of amortization of lease inducements	142,116
	11,192,474
Net change in non-cash working capital	4,486,649
	15,679,123
Financing activities	
Repayment of amounts due to Vendor	(901,394)
Net proceeds from the issuance of Units	56,131,876
Proceeds from term loan	15,000,000
Distributions paid on Fund Units	(3,709,089)
Distributions paid to non-controlling interest	(3,120,839)
	63,400,554
Investing activities	
Purchases of property and equipment	(569,400)
Business acquisition - net of cash acquired (Note 3)	(71,067,781)
	(71,637,181)

Increase in cash	7,442,496
Cash, beginning of period	-
Cash, end of period	7,442,496
Supplementary cash flow information:	
Interest paid	504,922

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

INDUSTRY: RTS
SUBJECT: ERN

-0-

File No. 82-34949

XS Cargo Income Fund Increases Distributions to $0.103

EDMONTON, March 20, 2006 (TSX: XSC.UN): XS Cargo Income Fund (the "Fund") is pleased to announce a 10% increase in its monthly distribution to $0.103 per unit ($1.24 on an annualized basis) from $0.094 per unit ($1.12 on an annualized basis). The increase will be effective for the March distribution, which will be paid on April 15, 2006 to holders of record of trust units on March 31, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 27 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For further information, please contact:

Jeff Rootman
Vice-President, Finance and Chief Financial Officer
XS Cargo Income Fund
(780) 732-2112

File No. 82-34949


XS cargo
NOTHING BUT BARGAINS
TM

XS CARGO INCOME FUND

Management's Discussion of Financial Condition and Results of Operations

For the period from April 6, 2005 to December 31, 2005

(including business operations from May 17, 2005 to December 31, 2005)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes (the "Financial Statements") of XS Cargo Income Fund (the "Fund") for the initial period from April 6, 2005 to December 31, 2005, which includes business operations from May 17, 2005 to December 31, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

This MD&A is dated March 17, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

XS Cargo Income Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta. The Fund invests in the broadline closeout retail business, through an indirect controlling interest in XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method.

The purchase price has been allocated to the assets acquired and liabilities assumed, as follows:

Property and equipment	2,373,558
Goodwill	101,788,426
Intangible assets	8,655,000
	112,816,984
Net working capital	16,979,392
	129,796,376
Consideration, being cash from IPO and new credit facilities	71,131,876
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	129,796,376

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

Basis of Management's Discussion and Analysis

The Fund was established on April 6, 2005 and acquired, indirectly, the Acquired Business on May 17, 2005. Accordingly, the Fund's Financial Statements only include business operations from May 17, 2005 to December 31, 2005.

To provide more meaningful information, the following MD&A refers to the operating results of the Fund for the three months ended December 31, 2005 and the combined operating results of the Fund from May 17, 2005 to December 31, 2005 and the Vendor from January 1, 2005 to May 16, 2005. These operating results are compared to the Vendor's results of operations for the three months and twelve months ended December 31, 2004 (See "Non-GAAP Measures").

It is management's view that employee profit sharing plan contributions incurred by the Vendor are not relevant when compared to the Fund because of differences between the structure and policies of the Fund to those of the Vendor.

The Business of the Fund

XS Cargo LP operates 27 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

Operating Highlights

XS Cargo posted record sales for the Fourth Quarter of 2005 at $36.4 million and for the year ended December 31, 2005 at $97.4 million as a result of the successful execution of its store expansion plan. New stores were opened during the quarter in Surrey, British Columbia and Medicine Hat, Alberta, bringing the total to eight new stores in 2005. Although sales during the beginning of the Fourth Quarter were still impacted by the supply disruption caused by a trucking strike at the Vancouver port in the third quarter, late November and December holiday shopping sales were strong.

On October 1, 2005 XS Cargo introduced the sales of two-year product replacement extended warranty plans ("PRP"s). During the three months since implementation, over 63,000 PRPs were sold for a total of $0.8 million. The revenue from PRP sales is recognized for accounting purposes over the 2-year term of the plans and, as a result, less than $0.1 million of PRP sales have been recognized in revenue for the three months ended December 31, 2005. Based on the successful implementation of the plan, management expects that it will contribute significantly to cash flow from operations and net income in the future.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Fourth Quarter Operating Results

The following table shows the unaudited results of the Fund for the Fourth Quarter of 2005 compared to the Vendor's Fourth Quarter of 2004. The sales, cost of sales, and administrative and operating expenses for the period from October 1, 2004 to December 31, 2004 have been derived from the financial statements of the Vendor and are presented for comparative purposes. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

	Fund October 1, 2005 to December 31, 2005	Vendor October 1 to December 31, 2004	Change Q4 2005 to Q4 2004
Sales	36,436,104	31,563,634	4,872,470
Cost of Sales	22,670,875	20,233,335	2,437,540
Gross Margin	13,765,229	11,330,299	2,434,930
Administrative and Operating Expenses*	7,047,239	5,101,926	1,945,313
Earnings from Operations, as defined*	6,717,990	6,228,373	489,617

Annual Operating Results

The following table shows the combined operating results of the Fund and the Vendor for the year ended December 31, 2005. These annual operating results were derived from the audited financial statements of the Fund for the period ended December 31, 2005, which include business operations from May 17, 2005 to December 31, 2005, combined with the unaudited results of the Vendor for the period January 1, 2005 to May 16, 2005. These annual operating results are compared to the unaudited results of the Vendor for the year ended December 31, 2004. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

	Fund May 17 to Dec. 31, 2005	Vendor Jan 1 to May 16, 2005	Combined Fund and Vendor twelve months ended December 31, 2005	Vendor twelve months ended December 31, 2004	Change 2005 over 2004
Sales	68,967,157	28,400,077	97,367,234	78,871,519	18,495,715
Cost of Sales	42,967,716	18,380,761	61,348,477	50,477,772	10,870,705
Gross Margin	25,999,441	10,019,316	36,018,757	28,393,747	7,625,010
Administrative and Operating Expenses*	14,444,162	6,234,880	20,679,042	14,305,118	6,373,924
Earnings from Operations, as defined*	11,555,279	3,784,436	15,339,715	14,088,629	1,251,086

* Earnings from operations have been calculated as described under "Non-GAAP Measures" on page 15. For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings from Operations as described under "Non-GAAP Measures".

Sales

Annual sales increased by $18.5 million from $78.9 million to $97.4 million, an increase of 23.4%. The additional sales from new store growth was $24.1 million as a result of eight new store stores that opened in 2005 and four stores that opened during 2004. The increase in sales from new store growth was offset by a decrease in sales of $5.6 million or 8.7% from stores that were open for a full year in both 2005 and 2004. The decrease in same store sales was primarily attributable to supply disruptions caused by a trucking strike that shut down the Vancouver port in the third quarter. In addition, five stores experienced decreases in same store sales as a result of new stores opening in overlapping trading areas. The level of decreased sales from new stores in overlapping trading areas was expected and has not impacted our expansion plan to reach our target of 70 XS Cargo stores in Canada.

Sales per square foot of gross retail space[^] was $431 in 2005 compared to $466 in 2004. The decrease was the result of the decline in same store sales described above.

Fourth Quarter sales increased by $4.9 million from $31.5 million in 2004 to $36.4 million in 2005, an increase of 15.6%. The increase in sales was attributable to eight new stores that were open in the Fourth Quarter of 2005 that were not open in 2004. The new stores contributed a combined $8.5 million in sales, which was offset by a decrease of $3.6 million in same store sales. Although sales in late November and December were relatively strong, sales in the first part of the quarter were impacted by supply disruptions from a trucking strike that shut down the Vancouver during the third quarter. In addition, five stores experienced decreases in same store sales primarily as a result of new stores opening in overlapping trading areas.

Revenue from PRP sales is recognized on a straight-line basis over the two-year term of the plans. For the three months ended December 31, 2005, PRP sales amounted to $0.8 million, however less than $0.1 million was recognized as revenue during the period.

The following table outlines the number of stores and percentage of sales by geographical region:

Region	**2005**		**2004**	
	Number of stores, end of period	Percentage of sales during the period	Number of stores, end of period	Percentage of sales during the period
Ontario	12	50.4%	9	49.2%
Alberta	7	24.3%	4	22.7%
Saskatchewan and Manitoba	3	10.8%	3	14.3%
British Columbia	5	14.5%	3	13.8%
Total	27	100.0%	19	100.0%

[^] Sales per square foot of gross retail space were calculated for each year using only stores that had been open for a full year.

Cost of Sales and Gross Margin

Cost of sales for the year increased by $10.8 million from $50.5 million to $61.3 million, an increase of 21.4%, primarily as a result of new store openings.

Gross margin for the year increased by $7.6 million from $28.4 million to $36.0 million, an increase of 26.8%. $6.6 million of the increase relates to new store growth and the remaining $1.0 million was the result of an increase in gross margin percentage of 1.0% from 36.0% to 37.0%. The increase in gross margin percentage for the year is primarily as a result of XS Cargo's continued ability to improve product selection with higher margin items.

For the Fourth Quarter, cost of sales increased by $2.5 million from $20.2 million to $22.7 million, an increase of 12.4%, primarily as a result of new store openings.

Gross margin for the Fourth Quarter increased by $2.5 million from $11.3 million to $13.8 million, an increase of 22.1%. Of the increase in gross margin, $1.9 million was attributable to eight additional stores in 2005 compared to 2004 and the remaining $0.6 million was the result of a 1.5% increase in gross margin percentage from 36.3% to 37.8%. Gross margin percentage increased as result of XS Cargo's continued ability to improve product selection with higher margin items. Freight costs, which are included in cost of sales, were relatively consistent with the prior year at 7.3% of sales, despite higher fuel prices. The effect of higher fuel prices was offset by the efficiencies gained as a result of the new distribution centre, which opened in Mississauga, Ontario in May 2005. For the first time since it opened, the estimated freight savings exceeded the operating costs of the distribution centre during the quarter.

Combined Administrative and Operating Expenses

For the year, administrative and operating expenses increased by approximately $6.4 million from $14.3 million to $20.7 million. This increase is primarily the result of increases in rent ($1.5 million increase), wages ($2.8 million increase) and advertising ($1.4 million increase). The increases in these expenses were the result of new store openings and the new distribution centre in Mississauga, Ontario that opened in May 2005. In addition, incremental public company administrative expenses accounted for $0.3 million of the annual increase.

For the Fourth Quarter, administrative and operating expenses increased by approximately $1.9 million from $5.1 million to $7.0 million. The increase is primarily the result of increases in rent ($0.5 million increase), wages ($0.8 million increase) and advertising ($0.3 million increase). The increase in these expenses was the result of new store openings and the new distribution centre in Mississauga, Ontario. In addition, incremental public company administrative expenses accounted for $0.2 million of the increase.

Fund Net Earnings

For the three months ended December 31, 2005, the Fund had net earnings of $3,062,775, or $0.502 per unit on a basic and diluted basis. Since the commencement of business operations (May 17, 2005) the Fund had net earnings of $4,983,399 or $0.816 per unit on a basic and diluted basis.

Financial Position

The following are the significant assets, liabilities and equity of the Fund as at December 31, 2005:

	December 31, 2005
Cash	7,442,496
Current assets	28,388,003
Total assets	140,941,626
Current liabilities	9,085,481
Term loan	15,000,000
Non-controlling interest	59,527,529
Unitholders' equity	56,833,747

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

The following table summarizes the distributions from May 17, 2005 to December 31, 2005:

		Fund Units			Exchangeable LP Units and Subordinated LP Units			Total	
Record Date	**Payment Date**	**Declared $**	**Paid $**		**Declared $**	**Paid $**		**Declared $**	**Paid $**
June 30, 2005	July 15, 2005	846,902	846,902	^	815,304	815,304	^	1,662,206	1,662,206
July 31, 2005	August 15, 2005	572,438	572,438		326,148	326,148		898,586	898,586
August 31, 2005	September 15, 2005	572,437	572,437		326,148	326,148		898,585	898,585
September 30, 2005	October 15, 2005	572,438	572,438		1,000,943	1,000,943		1,573,381	1,573,381
October 31, 2005	November 15, 2005	572,438	572,438		326,148	326,148		898,586	898,586
November 30, 2005	December 15, 2005	572,437	572,437		326,148	326,148		898,585	898,585
December 31, 2005	January 15, 2006	572,438	-		1,000,943	-		1,573,381	-
		4,281,528	3,709,090		4,121,782	3,120,839		8,403,310	6,829,929

^ The first distribution covered the period from May 17, 2005 to June 30, 2005. Subsequent distributions are monthly on Fund Units and Exchangeable LP Units and quarterly on Subordinated LP Units.

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of December 31, 2005 the following number of units were outstanding:

Fund Units (Note 9)	6,106,000
XS Cargo LP Exchangeable LP Units (Note 10)	3,478,914
XS Cargo LP Subordinated LP Units (Note 10)	2,399,269
	11,984,183

During the three months ended December 31, 2005, the Fund approved distributions of $0.28125 per Fund Unit to unitholders. Distributions during the period were consistent with the distributions contemplated in the Fund's final prospectus dated May 6, 2005 (available on www.sedar.com.) It is the Fund's policy to review the monthly distributions on at least a quarterly basis.

Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)

	Three Months Ended December 31, 2005	May 17, 2005 to December 31, 2005
Earnings before non-controlling interest	6,011,277	9,780,880
Add: Amortization of property and equipment	147,648	337,148
Add: Amortization of intangible assets	298,000	745,000
Add: Interest expense	231,065	504,922
EBITDA[1]	6,687,990	11,367,950
Add: Unit based compensation	30,000	187,330
Less: Interest paid	(231,065)	(504,922)
Less: Maintenance capital expenditures[2]	(78,715)	(195,005)
Distributable cash[3]	6,408,210	10,855,353
Average Units outstanding during the period	11,984,183	11,984,183
Distributable cash per Unit	0.53	0.91
Distributions declared	3,370,552	8,403,310
Distributions declared per Unit	0.28	0.70
Ratio of distributions declared to distributable cash (payout ratio)	52.6%	77.4%

Since inception, the Fund had distributable cash per unit of $0.91. For the Fourth Quarter, the Fund had distributable cash per unit of $0.53. Basic and diluted earnings per unit were $0.82 since inception and $0.50 per unit for the Fourth Quarter.

As disclosed in "Non-GAAP Measures", management views distributable cash as a measure of operating performance of the Fund and therefore begins the reconciliation of distributable cash with earnings before non-controlling interest as opposed to cash flow from operations.

[1] EBITDA refers to earnings before interest, taxes, depreciation and amortization. See discussion under "Non-GAAP Measures" below

[2] Maintenance capital expenditures refer to acquisitions of property and equipment to replace or upgrade equipment and information systems at existing stores and distribution centres. See discussion under "Capital Expenditures" below.

[3] See discussion under "Non-GAAP Measures" below.

During the three months ended December 31, 2005, cash distributions were less than distributable cash. The monthly cash distributions are based on the distributable cash for the 12 months ended January 31, 2005. Since the Fund's business is seasonal in nature, with approximately 40% of the annual distributable cash being generated in the fourth quarter, it is expected that cash distributions based on annual cash flows will exceed distributable cash in some quarters and be less than distributable cash in the fourth quarter.

Unitholders' Equity and Non-controlling Interest

The following table outlines the Fund Units and non-controlling interest outstanding as of December 31, 2005.

	Units	Issue Costs	Unitholders' Equity	Non-controlling Interest
	#	$	$	$
Fund Units	6,106,000	4,928,124	56,131,876	-
Special Voting Units	5,878,183	-	-	-
Non-controlling Interest	5,878,183	-	-	59,457,529

There were no changes in the number of units issued and outstanding during the period and there have been no changes between December 31, 2005 and the date of this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the three months ended December 31, 2005, the Fund declared distributions of $0.28125 per Fund Unit to Unitholders, or $1,717,313 in total.

Credit Facilities

In May 2005 the Fund established credit facilities with a Canadian chartered bank. These credit facilities consist of a $7.5 million demand revolving operating loan and a $15 million committed non-revolving term loan. On May 17, 2005 the Fund drew $15 million on the term loan in connection with the acquisition. No amounts were drawn on the operating loan at the beginning or end of the period.

Subsequent to December 31, 2005 the Fund has amended its available credit facilities. The limit on the demand revolving operating loan has been increased to $10.0 million for the period from January 1 to July 31 annually and to $12.5 million from August 1 to December 31 annually. The term loan limit has been increased from $15.0 million to $17.5 million, with the additional $2.5 million available to be drawn at the Fund's option until August 31, 2006. As well, the term loan has been extended by 365 days to May 31, 2007. The increases in the credit facilities are to fund working capital and capital expenditure requirements related to store expansion in 2006.

Capital Expenditures

Since inception, the Fund acquired $694,373 of property and equipment, $124,973 of which were non-cash acquisitions that were paid for by the Vendor under the terms of the agreement to acquire the business from Vendor. The remaining $569,400 of capital expenditures were funded by cash generated from operations. $374,395 of the capital expenditures related to new store openings and distribution infrastructure and the remaining $195,005 related to capital expenditures at existing stores and warehouses.

During the Fourth Quarter the Fund incurred capital expenditures of $345,723 funded by cash generated from operations. $267,008 of the capital expenditures related to new store openings and the remaining $78,715 related to capital expenditures at existing stores and warehouses.

As at December 31, 2005, the Fund had capital expenditure commitments of approximately $350,000 related to the consolidation of its Edmonton distribution facilities in the first quarter of 2006. Subsequent to December 31, 2005, the Fund entered into lease agreements for new stores in Sudbury, Ontario and Barrie, Ontario. The new stores will require capital expenditures of approximately $240,000 in the first quarter of 2006. As discussed above, the Fund has arranged for increases in its available credit facilities to finance these and other growth related capital expenditures in 2006.

Interest Rate Risk and Sensitivity

The Fund is not significantly impacted by interest rate changes. The Fund's long-term debt bears interest with floating rates based on the bank's prime rate, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $150,000 annually ($37,500 during the quarter) on distributable cash based on $15 million of debt outstanding.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of December 31, 2005, due in the years indicated, which relate to various premises operating leases and the $15,000,000 term loan that matures on May 17, 2007, but may be extended with approval of the lender until 2008.

	Total	2006	2007	2008	2009	2010 and thereafter
Operating Leases	16,376,494	3,414,060	2,808,151	2,542,922	2,254,263	5,357,098
Term loan	15,000,000		15,000,000	-	-	-
Total	31,376,494	3,414,060	17,808,151	2,542,922	2,254,263	5,357,098

Summary of Quarterly Results

	October 1 to December 31, 2005	July 1 to September 30, 2005	May 17 to June 30, 2005
Sales	36,436,104	20,775,101	11,755,952
Net earnings	3,062,775	1,173,328	747,296
Basic and diluted earnings per unit	0.502	0.192	0.122

Due to seasonal shopping trends, the fourth quarter is typically the strongest quarter for XS Cargo and the first quarter is the slowest.

Selected Annual Information

	May 17 to December 31, 2005
Sales	68,967,157
Net earnings	4,983,399
Basic and diluted earnings per unit	0.816
Total assets	140,941,626
Total long-term financial liabilities	15,000,000
Distributions declared per unit	0.701

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Goodwill

Goodwill is not amortized, but is tested for impairment annually, or more frequently if circumstances indicate a potential impairment. Goodwill is tested for impairment by comparing the estimated fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss and recorded in earnings of the current period.

Inventory Valuation

Inventory is valued at the lower of cost and estimated net realizable value. Inventory cost includes freight charges, which are allocated to inventory based on a percentage of freight paid during a period compared to the total purchases made during the period. In addition, accrued supplier rebates are allocated between cost of goods sold and a reduction of inventory based on the estimated proportion related to goods remaining in inventory at the end of a period. Management believes that the estimates, assumptions and allocation methods are reasonable in the circumstances. It is possible that materially different results would be reported using different assumptions or allocation methods.

Changes in Accounting Policies Including Initial Adoptions

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Product replacement extended warranty plans

On October 1, 2005 XS Cargo introduced the sales of two-year product replacement extended warranty plans ("PRP"s). Revenue from the sale of PRPs is deferred and recognized on a straight-line basis over the two year terms of the plans. Costs of product replacement and general administration of the PRP are recognized as incurred. Direct incremental costs related to selling the PRPs are deferred and recognized on the same basis as the related PRP revenue.

Financial Instruments

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund are held in the normal course

of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

Transactions with Related Parties

Transactions with related parties include XS Cargo LP's purchase of the assets of the business from the Vendor on May 17, 2005. During the three months ended December 31, 2005 there were no related party transactions.

Outlook

Management believes that operating results will continue to improve in the upcoming year due to new store openings, the realization of freight savings from the new distribution centre in Ontario, the consolidation of XS Cargo's existing Edmonton distribution and warehousing operations and the introduction of new revenue streams. XS Cargo has entered into lease agreements for new stores in Sudbury, Ontario and Barrie, Ontario, which are scheduled to open in March and April 2006.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

At the end of the period covered by this report, management evaluated the effectiveness and design of its disclosure controls and procedures, under the supervision of, and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Fund's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers Annual and Interim Filings, are effective to ensure that material information relating to the Fund is made known to management on a timely basis and is included in this report. It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Fund's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Additional Information

Additional information relating to the Fund is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations for disclosure under "Fourth Quarter Operating Results" and "Annual Operating Results" has been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in

the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters; absence of history as a public company; dependence on external funding sources; uncertainties arising from world events; income tax legislation; and property taxes. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated May 6, 2005 and the Fund's Annual Information Form available at www.sedar.com.

On September 8, 2005, the Department of Finance launched public consultations on tax issues related to publicly traded income trusts and other "flow-through entities". On November 23, 2005 the government ended the consultations and instead proposed to increase the dividend tax credit for investors in public corporations. A change in government in January, 2006 has put any changes in abeyance. There is a risk that regulatory authorities could alter the tax treatment of income trusts, the distribution of trust income, or the tax on corporations and dividends, which could adversely affect the income trust structure and their market valuations. As of the date of this MD&A the nature and impact of those changes, if any, are unknown.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are

made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

File No. 82-34949

Form 52-109F1 *Certification of Annual Filings*

I, Michael McKenna, President and Chief Executive Officer of XS Cargo GP Inc., certify that:

1. I have reviewed the annual filings (as defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of ***XS Cargo Income Fund*** (the issuer) for the period ending ***December 31, 2005;***

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated the 17th day of March 2006

Signed "Michael McKenna"

Michael McKenna
President and Chief Executive Officer
XS Cargo GP Inc.

File No. 82-34949

Form 52-109F1 ***Certification of Annual Filings***

I, Jeff Rootman, Vice-President, Finance and Chief Financial Officer of XS Cargo GP Inc., certify that:

1. I have reviewed the annual filings (as defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of ***XS Cargo Income Fund*** (the issuer) for the period ending ***December 31, 2005;***

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated the 17th day of March 2006

Signed "Jeff Rootman"

Jeff Rootman
Vice-President, Finance and Chief Financial Officer
XS Cargo GP Inc.

File No: 82-34949

XS Cargo Income Fund
Consolidated Financial Statements
December 31, 2005



PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 6776

March 6, 2006

Auditors' Report

To the Unitholders of
XS Cargo Income Fund

We have audited the consolidated balance sheet of **XS Cargo Income Fund** as at December 31, 2005 and the consolidated statements of earnings, cumulative earnings, and cumulative undistributed earnings and cash flows for the period then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

XS Cargo Income Fund
Consolidated Balance Sheet
December 31, 2005

Assets	
Current	**$**
Cash	7,442,496
Rebate and other receivables	501,486
Inventory	15,752,388
Deposits on inventory	4,079,482
Prepaid expenses and deposits	612,151
	28,388,003
Deferred charges *(Note 7)*	**124,414**
Property and equipment *(Note 4)*	**2,730,783**
Intangible assets *(Note 5)*	**7,910,000**
Goodwill *(Note 3)*	**101,788,426**
	140,941,626
Liabilities	
Current	
Accounts payable and accrued liabilities	7,094,948
Deferred revenue *(Note 7)*	417,152
Distributions payable to unitholders *(Note 9)*	572,438
Distributions payable to non-controlling interest *(Note 10)*	1,000,943
	9,085,481
Term loan *(Note 6)*	**15,000,000**
Deferred revenue *(Note 7)*	**352,753**
Unamortized lease inducements *(Note 8)*	**142,116**
	24,580,350
Non-controlling interest *(Note 10)*	**59,527,529**
	84,107,879
Commitments *(Note 11)*	
Unitholders' Equity	
Fund Units *(Note 9)*	**56,131,876**
Cumulative undistributed earnings	**701,871**
	56,833,747
	140,941,626

Signed "Jonathan Legg"
Trustee

Signed "Gordon Clanachan"
Trustee

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund

Consolidated Statement of Earnings, Cumulative Earnings, and Cumulative Undistributed Earnings

For the period from April 6, 2005, including operations from
May 17, 2005 (date of commencement of business operations) to December 31, 2005

	$
Sales	**68,967,157**
Cost of sales	**42,967,715**
Gross margin	**25,999,442**
Expenses	
Administrative and operating	**14,594,401**
Amortization of property and equipment	**337,148**
Amortization of intangible assets	**745,000**
	15,676,549
	10,322,893
Other expenses	
Interest *(Note 6)*	**504,922**
Foreign exchange loss	**37,091**
	542,013
Earnings before non-controlling interest	**9,780,880**
Non-controlling interest *(Note 10)*	**4,797,481**
Net earnings for the period	**4,983,399**
Cumulative earnings, beginning of period	**-**
Cumulative earnings, end of period	**4,983,399**
Distributions declared during the period	**(4,281,528)**
Cumulative undistributed earnings, end of period	**701,871**
Basic and diluted earnings per unit *(Note 16)*	**0.816**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statement of Cash Flows
For the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to December 31, 2005

Cash provided by (used for) the following activities	$
Operating activities	
Net earnings for the period	4,983,399
Items not affecting cash	
Non-controlling interest	4,797,481
Amortization of property and equipment	337,148
Amortization of intangible assets	745,000
Unit-based compensation *(Note 13)*	187,330
Lease inducements received, net of amortization of lease inducements	142,116
	11,192,474
Net change in non-cash working capital	4,486,649
	15,679,123
Financing activities	
Repayment of amounts due to Vendor	(901,394)
Net proceeds from the issuance of Units	56,131,876
Proceeds from term loan	15,000,000
Distributions paid on Fund Units	(3,709,089)
Distributions paid to non-controlling interest	(3,120,839)
	63,400,554
Investing activities	
Purchases of property and equipment	(569,400)
Business acquisition – net of cash acquired *(Note 3)*	(71,067,781)
	(71,637,181)
Increase in cash	7,442,496
Cash, beginning of period	-
Cash, end of period	7,442,496

Supplementary cash flow information:

Interest paid	504,922

The accompanying notes are an integral part of these financial statements

1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 27 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario as at December 31, 2005.

2. Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Basis of presentation

These financial statements are prepared on a consolidated basis and include the accounts of the Fund, XS Cargo Operating Trust, XS Cargo LP and GP. All inter-entity balances and transactions have been eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less at acquisition.

Inventory

Inventory is valued at the lower of cost, determined using the average cost basis, and net realizable value.

Vendor volume rebate

The Fund receives a volume rebate from a particular vendor, which is accrued based on purchases from that vendor and included in rebate and other receivables. The portion of the rebate related to goods that the Fund has subsequently sold is recorded as a reduction of cost of sales and the portion related to goods that remain in inventory is recorded as a reduction of inventory costs.

Deposits on inventory

On certain purchases the Fund pays either a deposit or the balance in full prior to taking possession of the goods. Such payments are recorded as deposits on inventory until the Fund takes possession of the goods, at which time the balance is transferred to inventory.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value. Amortization rates are set forth below:

	Method	Rate
Leasehold improvements	straight-line	Shorter of lease term and 5 years
Office, computer and mobile equipment	straight-line	20 %
Signs	straight-line	20 %

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is tested for impairment annually or more frequently if changes in circumstances indicate a potential impairment. The Fund analyzes its business as one reporting unit because all of the components of the reporting unit have similar economic characteristics. The Fund uses a discounted cash flow model to assess the fair value of the reporting unit annually. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss and is reported in earnings of the current period.

Intangible assets

Intangible assets acquired at the time of the IPO represent management's estimate of the fair value of the XS Cargo brand name and trademark, supplier agreement, databases of sales and purchasing history, non-competition agreements and the value attributed to property leases at less than market rates. The intangible assets related to the brand name and trademark, supplier agreement and databases of sales and purchasing history have indefinite lives and are not amortized. The intangible assets related to the non-competition agreements are amortized on a straight-line basis over the 3-year term of the agreements and the amount attributable to property leases is amortized over the remaining terms of the leases. The Fund will assess the carrying value of the intangible assets that are not subject to amortization annually, or more frequently if events or changes in circumstances indicate a potential impairment. Intangible assets that are amortized are assessed for impairment when events or changes in circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is not recoverable and exceeds the fair value.

Future income taxes

The Fund complies with the Income Tax Act (Canada) to qualify as a mutual fund trust. A mutual fund trust is subject to tax in each taxation year on the amount of its income for the year, including the net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to the unitholders for the year. The Fund intends to allocate all of its income and net realized capital gains, including those amounts derived from XS Cargo LP, so that the Fund will not generally be liable for income tax and as such, corporate income taxes have not been provided for in the Fund.

Revenue recognition

Revenue from retail product sales is recognized at the point of sale. Revenue from sales of product replacement extended warranty plans is recognized on a straight-line basis over the plan terms as described below.

Product replacement extended warranty plans

During the period, the Fund initiated sales of product replacement extended warranty plans ("PRPs"). Revenue from PRP sales is recognized on a straight-line basis over the two-year term of the plans. Amounts received but not yet recognized as revenue are included in deferred revenue on the balance sheet.

Costs of product replacement and general administration of the PRPs are recognized as incurred. Direct incremental selling costs of PRPs are deferred and recognized on the same basis as the related PRP revenue.

Lease inducements

Lease inducements are received from certain of the Fund's landlords, primarily in the form of rent-free periods. Lease inducements are recorded as a liability when received and are amortized as a reduction of rent expense over the terms of the related leases.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Variable interest entities

The Fund has adopted new guidance issued by the Canadian Institute of Chartered Accountants relating to the consolidation of variable interest entities. Under this guidance, the Fund must identify entities in which it has a variable interest by either contract, ownership or other pecuniary interests. Where the Fund is the primary beneficiary of an entity in which it has a variable interest, that entity is consolidated. As disclosed in note 15, the Fund has a variable interest in one company, but has determined that it is not the primary beneficiary of that entity.

Unit-based compensation

Under the terms of an employment agreement, XS Cargo LP may issue a maximum of 6,944 additional XS Cargo LP Exchangeable LP Units and 4,789 additional XS Cargo LP Subordinated LP Units per annum to the Fund's Chief Financial Officer as performance based compensation, on approval of the Chief Executive Officer and the Fund's Governance and Compensation Committee. Compensation expense, which is included in administrative and operating expenses, is measured at the estimated fair value of the units awarded on the grant date.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. For example, amortization is based on the estimated useful lives of property and equipment and inventory is recorded after an evaluation as to the net realizable value and is appropriately reduced if net realizable value is estimated to be below cost. As well, freight costs are allocated to inventory based on a percentage of the freight paid in the period in comparison to the total purchases made in the period. This percentage is then applied to the ending inventory balance.

These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Issuance of Units and business acquisition

On May 17, 2005, the Fund completed the IPO for aggregate proceeds of $61,060,000. The cost of the issuance of Units was $4,928,124 resulting in net proceeds of $56,131,876. The Fund used the net proceeds from the IPO to acquire an indirect 51% interest in XS Cargo LP, represented by 6,106,000 Ordinary LP Units. XS Cargo LP combined these Funds with proceeds from new credit facilities (note 6) to acquire 100% of the net business assets of the Vendor.

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method and has been allocated to the assets acquired and liabilities assumed, as follows:

	$
Property and equipment	2,373,558
Goodwill	101,788,426
Intangible assets	8,655,000
	112,816,984
Net working capital	16,979,392
	129,796,376
Consideration, being cash from IPO and new credit facilities	71,131,876
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	129,796,376

Included in net working capital is cash acquired of $64,095.

4. Property and equipment

			December 31, 2005
	Cost	***Accumulated Amortization***	***Net book Value***
	$	**$**	**$**
Leasehold improvements	**426,757**	**42,264**	**384,493**
Office, computer and mobile equipment	**2,463,416**	**275,296**	**2,188,120**
Signs	**177,758**	**19,588**	**158,170**
	3,067,931	**337,148**	**2,730,783**

During the period, the Fund had $124,973 of non-cash additions to property and equipment. These additions were paid for by the Vendor under the terms of the agreement to acquire the business as described in note 3.

5. Intangible assets

	Cost	Accumulated Amortization	December 31, 2005 Net book value
Indefinite life	**$**	**$**	**$**
Brand name and trademark	**690,000**	**-**	**690,000**
Supplier agreement	**3,385,000**	**-**	**3,385,000**
Databases of sales and purchasing history	**430,000**	**-**	**430,000**
	4,505,000	**-**	**4,505,000**
Limited life	**$**	**$**	**$**
Operating lease agreements	**1,600,000**	**213,750**	**1,386,250**
Non-competition agreements	**2,550,000**	**531,250**	**2,018,750**
	4,150,000	**745,000**	**3,405,000**
	8,655,000	**745,000**	**7,910,000**

6. Credit facilities

Term loan

Term loan consists of a committed $15,000,000 non-revolving term loan facility. The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The credit facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity.

The term loan was drawn in the form of prime rate loans on May 17, 2005 concurrent with the acquisition described in note 3. During the period, interest was charged at a rate of prime plus 0.25% and totaled $483,233. As at December 31, 2005 prime rate was 5.0%. The term loan had an initial maturity date of May 17, 2006. Subsequent to the balance sheet date, the term loan was extended and the principal balance is due on May 17, 2007. The credit available on the term loan was also increased to $17,500,000. The credit facility agreement contains one further option to renew for an additional year, with a maximum term to May 17, 2008 based on approval by the lender.

Operating loan

The Fund has available under its credit facilities a $7,500,000 demand revolving loan. Under the terms of the credit facility agreement, the operating loan is collateralized along with the term loan as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.25% depending on the Fund's ratio of senior debt to EBITDA. During the period, the Fund paid interest of $21,689 on amounts drawn on the operating loan at a rate of prime. As at December 31, 2005 prime rate was 5.0%. No amounts were outstanding on the operating loan at the beginning or end of the period. Subsequent to the balance sheet date, the available credit on the operating loan was increased to $10,000,000 for subsequent periods between January 1 and July 31 and to $12,500,000 between August 1 and December 31.

7. Product replacement extended warranty plans

The following tables detail the deferred revenue and costs associated with the PRPs:

	December 31, 2005
	$
Deferred revenue, beginning of period	-
PRP sales	827,067
Amounts recognized as revenue	(57,162)
Deferred revenue, end of period	769,905
Less: current portion of deferred revenue	417,152
	352,753

Deferred charges, beginning of period	-
Direct incremental selling costs	134,230
Costs recognized	(9,816)
Deferred charges, end of period	124,414

8. Unamortized lease inducements

	December 31, 2005
	$
Cost	272,151
Accumulated amortization	(130,035)
	142,116

Lease inducements received are non-cash transactions in the form of rent-free periods and, as such, have been added back as a non-cash item in operating activities on the statement of cash flows. Amortization of lease inducements represents a non-cash reduction in rent expense and, as such, is a deduction in cash flow from operations on the statement of cash flows.

9. Unitholders' Equity

Fund Units

During the period, the following units were issued and are outstanding at the end of the period:

	Number of Units	*Issue Costs*	*Net Capital Contributions*
	#	$	$
Fund Units	6,106,000	4,928,124	56,131,876
	6,106,000	4,928,124	56,131,876

An unlimited number of Fund Units (note 3) may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights or privileges.

Distributions to unitholders

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. Distributions totaling $0.7012 per Fund Unit ($4,281,528) were declared by the Fund during the period. The distribution declared for the month of December 2005 in the amount of $0.09375 per Fund Unit ($572,438) was included in distributions payable to unitholders at the balance sheet date and was paid on January 15, 2006.

10. Non-controlling interest

	XS Cargo LP Exchangeable LP Units	*XS Cargo LP Subordinated LP Units*	*Total*
	#	#	#
Issued on Closing of IPO (note 3)	3,471,970	2,394,480	5,866,450
Issued subsequent to IPO – unit-based compensation (note 13)	6,944	4,789	11,733
	3,478,914	2,399,269	5,878,183

	XS Cargo LP Exchangeable LP Units	*XS Cargo LP Subordinated LP Units*	*Total*
	$	$	$
Issued on Closing of IPO (note 3)	34,719,700	23,944,800	58,664,500
Issued subsequent to IPO – unit-based compensation (note 13)	69,440	47,890	117,330
	34,789,140	23,992,690	58,781,830
Non-controlling interest – earnings	2,839,317	1,958,164	4,797,481
Distributions declared	(2,439,414)	(1,682,368)	(4,121,782)
Accrued contingent unit-based compensation award (note 13)			70,000
	35,189,043	24,268,486	59,527,529

XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 9), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract # 151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

XS Cargo LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 9), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 9) and Exchangeable LP Units equal to $0.09375 per Unit to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year.

Fund Special Voting Units

	Number #	*Amount* $
Issued on Closing of IPO (note 3)	5,866,450	-
Issued subsequent to IPO – unit- based compensation – (note 13)	11,733	-
	5,878,183	-

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount. The Fund issued 5,866,450 Fund Special Voting Units relating to the 3,471,970 Exchangeable LP Units and 2,394,480 Subordinated LP units that were issued at the time of the IPO.

Distributions to non-controlling interest

The Fund's policy is to distribute annually to holders of Fund Units, Exchangeable LP Units and Subordinated LP Units available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to holders of Exchangeable LP Units and quarterly distributions to holders of Subordinated LP Units based on its estimate of distributable cash for the year. Distributions totaling $0.7012 per Exchangeable LP Unit ($2,349,414) and $0.7012 per Subordinated LP Unit ($1,682,367) were declared by the Fund during the period. Distributions declared on Exchangeable LP Units for the month of December in the amount of $.09375 per unit ($326,148) and Distributions on Subordinated LP Units for the three months ended December 31, 2005 in the amount of $0.28125 per unit ($674,795) were included in distributions payable to non-controlling interest at the balance sheet date and were paid on January 15, 2006.

11. Commitments

The Fund occupies the premises of its stores, warehouses and office under lease agreements requiring basic monthly rents for the periods indicated and in aggregate as follows:

Years ending December 31,	$
2006	3,414,060
2007	2,808,151
2008	2,542,922
2009	2,254,263
2010	1,424,594
Thereafter	3,932,504
Total	16,376,494

In addition, as described in note 6, the principal balance on the Fund's committed term loan is due on May 17, 2007, and the Fund has one option to request a one-year extension, with a maximum term to May 17, 2008 based on approval of the lender. The Fund has capital expenditure commitments of approximately $350,000 related to the consolidation of its Edmonton distribution facilities as well as approximately $240,000 related to two new stores, which will be incurred in the first quarter of 2006.

12. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible participants on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

Under the terms of the Plan, if the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to Plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

No amounts have been accrued to the Plan during the period.

13. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Offer. Under the terms of that agreement, XS Cargo LP issued 6,944 XS Cargo Exchangeable Units and 4,789 Subordinated LP Units to the Chief Financial Officer following the completion of the initial public offering. The unit-based award was recorded as administrative and operating costs in the amount of $117,330, the estimated fair value of the units on the grant date, and resulted in an increase in non-controlling interest. In addition, under the employment agreement the Fund may issue a maximum of 6,944 of XS Cargo Exchangeable LP Units and 4,789 Subordinated LP Units per year based on performance. The Fund has accrued a contingent award of $70,000 which if granted will be issued in May 2006.

14. Financial instruments

Foreign currency risk

The Fund purchases a significant amount of its inventory from suppliers in the United States. Consequently, the Fund's gross margin is exposed to foreign exchange fluctuations. This exposure is limited because the Fund does not enter into significant future purchase commitments, but wires funds in advance upon placing orders with United States suppliers.

Interest rate risk

The Fund's term loan, as described in note 6 bears interest with floating rates over prime or the appropriate bankers' acceptance rate, thus exposing the Fund to interest rate fluctuations.

Fair value of financial instruments

The Fund's financial instruments consist of cash, rebate and other receivables, accounts payable and accrued liabilities, distributions payable and term loan. The carrying amounts of cash, rebate and other receivables, accounts payable and accrued liabilities, and distributions payable approximate their fair values due to their relatively short terms to maturity. The carrying value of the term loan approximates fair value since the interest rate fluctuates with the prime rate and approximates market rate.

15. Variable interest entity

Pursuant to the business acquisition described in note 3, the Fund assumed a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses.

During the period, the Fund purchased approximately $5,597,000 of inventory from Samra. Included in accounts payable and accrued liabilities as at December 31, 2005 is a balance of $378,292 owing to Samra related to those purchases. Samra issued the Fund volume rebates totaling $671,731 during the period.

16. Basic and diluted earnings per unit

The following table outlines the adjustments to the numerator and denominator to calculate the basic and diluted earning per unit for the period:

	Basic Earnings per Unit	*Dilution Adjustments*	*Diluted Earnings per Unit*
Net earnings	$4,983,399	$4,797,481 (a)	$9,780,880
Average Units outstanding	6,106,000	5,878,183 (b)	11,984,183
Earnings per Unit	$0.816		$0.816

(a) Adjustment to add back non-controlling interest if Exchangeable LP Units and Subordinated LP Units are converted to Fund Units

(b) Adjustment to reflect the conversion of Exchangeable LP Units and Subordinated LP Units to Fund Units on a one-for-one basis

17. Future income taxes

The Fund does not record income taxes relating to the temporary differences nor income earned by the Fund. Unitholders will be responsible for these income taxes. The taxable (deductible) temporary differences relating to assets (liabilities) of the Fund for which income taxes are not recorded are as follows:

	December 31, 2005 $
Goodwill	39,352,667
Intangible assets	5,657,500
Property and equipment	(23,799)
Issue costs	(3,814,792)
Deferred revenue	(769,905)
Other	(17,702)
	40,383,969

18. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business acquired from the Vendor historically experiences a higher level of sales in the fourth calendar quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

19. Segmented information

Each store constitutes an operating segment in that its performance is monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

20. Subsequent event

Subsequent to the balance sheet date, XS Cargo entered into lease agreements to open two new stores in Sudbury and Barrie, Ontario.